                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*



                             DIGITAL RECORDERS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253869 10 1
                                 --------------
                                 (CUSIP Number)

               JOSEPH TANG, 5TH FLOOR, NO. 539-3, CHUNG-CHEN ROAD,
          HSIN-TIEN CITY, TAIPEI HSIEN, TAIWAN, R.O.C. 886-2-2218-0300
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  JULY 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 pages

---------------------                                         -----------------
CUSIP NO. 253869 10 1            SCHEDULE 13D                 PAGE 2 OF 6 PAGES
                                                                  ---  ---
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
-----------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               LITE VISION CORPORATION                              Tax ID# N/A
-----------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                                                         (a) / /
                                                                                                                     (b) / /

-----------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                               WC
-----------------------------------------------------------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

-----------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               TAIWAN
-----------------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
           NUMBER                                0
         OF SHARES
        BENEFICIALLY         ------------------------------------------------------------------------------------------------------
          OWNED BY                8     SHARED VOTING POWER
            EACH                                 400,000 SHARES AND OPTION FOR 100,000 SHARES
         REPORTING
        PERSON WITH          ------------------------------------------------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                                 0

                             ------------------------------------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                 400,000 SHARES AND OPTION FOR 100,000 SHARES

-----------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               400,000 SHARES AND OPTION FOR 100,000 SHARES

-----------------------------------------------------------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
                      (17.4% ASSUMING EXERCISE OF OPTION)

-----------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                      CO

-----------------------------------------------------------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. 253869 10 1            SCHEDULE 13D                 PAGE 3 OF 6 PAGES
                                                                  ---  ---
---------------------                                         -----------------


-----------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               JOSEPH TANG
-----------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                                                         (a) / /
                                                                                                                     (b) / /

-----------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                               N/A

-----------------------------------------------------------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  / /

-----------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                               TAIWAN

-----------------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
           NUMBER                                0
         OF SHARES
        BENEFICIALLY         ------------------------------------------------------------------------------------------------------
          OWNED BY                8     SHARED VOTING POWER
            EACH                                 400,000 SHARES AND OPTION FOR 100,000 SHARES
         REPORTING
        PERSON WITH          ------------------------------------------------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                                 0

                             ------------------------------------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                 400,000 SHARES AND OPTION FOR 100,000 SHARES

-----------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 SHARES AND OPTION FOR
                               100,000 SHARES

-----------------------------------------------------------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      13.9% (17.4% ASSUMING EXERCISE OF OPTION)

-----------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                      IN

-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER

        This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.10 per share ("Common Stock"), of Digital Recorders, Inc., a North Carolina corporation (the "Company"). The principal executive offices of the Company are located at 2300 Englert Drive, Suite B, Durham, North Carolina 27713.

ITEM 2.    IDENTITY AND BACKGROUND

        This Schedule 13D is filed on behalf of Lite Vision Corporation ("Lite Vision"), a Taiwan company and Joe Tang, its Chairman, President and principal shareholder. Mr. Tang and Lite Vision are collectively referred to herein as the "Reporting Persons."

        The record owner of the shares of Common Stock covered by this report (the "Shares") is Lite Vision. Lite Vision is engaged in a variety of business operations, but is primarily engaged in the manufacture of components and systems for flip-dot/LED displays and other types of displays for a variety of commercial applications in the U.S. and Europe. The business address of Lite Vision is 5th Floor, No. 539-3, Chung-Chen Road, Hsin-Tien City, Taipei Hsien, Taiwan, R.O.C.

        Joe Tang is the Chairman and President of Lite Vision. His business address is 5th Floor, No. 539-3, Chung- Chen Road, Hsin-Tien City, Taipei Hsien, Taiwan, R.O.C.

        During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Lite Vision purchased the Shares for $1,050,000 out of its working capital. Borrowed funds were not used to purchase the Shares.

ITEM 4.    PURPOSE OF TRANSACTION

        Lite Vision supplies components for certain of the Issuer's products and licenses certain related technology to a subsidiary. Lite Vision made an investment in its customer for investment purposes and to further the relationship between the two entities.

        Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors as presently constituted or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that Joe Tang has became a member of the Board;
(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Articles of Incorporation, Bylaws, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of






                               Page 4 of 6 pages

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the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date of this report, the Company has 2,874,075 shares of Common Stock outstanding. Without giving effect to the exercise of the option, Lite Vision owns beneficially approximately 13.9% of the Company's outstanding Common Stock. After giving effect to exercise of the options, Lite Vision will beneficially own approximately 17.4% of the Company's outstanding Common Stock, assuming no other issuances of Common Stock.

        (b) By virtue of the relationships among the Reporting Persons, as described in Item 4 above, Lite Vision and Joseph Tang may be deemed to share beneficial ownership of the Shares. Each of the Reporting Persons may be deemed to share beneficial ownership of the option and shares of Common Stock issuable upon exercise of the option.

        (c) Other than as described herein, the Reporting Persons have not effected any transactions in the Company's Common Stock during the last 60 days.

        (d) Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report.

        (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

        Share Purchase Agreement and Option Agreement are filed as exhibits to Form 8-K, dated July 24, 1998 by Digital Recorders, Inc.



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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



July 24, 1998
                                 LITE VISION CORP.


                                 /s/ Joseph Tang
                                 ----------------------------------------------
                                 Joseph Tang, its Managing Director



                                 /s/ Joseph Tang
                                 ----------------------------------------------
                                 Joseph Tang




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